April 21, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Scott Stringer

Re:	Artelo Biosciences, Inc. Form 10-K for the Fiscal Year Ended August 31, 2019 Response Dated March 27, 2020 File No. 1-38951

Dear Mr. Stringer,

Artelo Biosciences, Inc. (the “Company”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2020 and relating to the Company’s Form 10-K filed with the Commission on November 25, 2019 (the “10-K”).

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the 10-K.

Form 10-K for the Fiscal Year Ended August 31, 2019

Statements of Operations, page F-3

1.	“We reviewed your response to our previous comment. You state that you increased the numerator to increase the net loss due to the change in the fair value of the derivative liability related to outstanding warrants. Please explain to us why the assumed exercise of outstanding warrants does not result in an increase in the denominator used to compute diluted loss per share. In doing so, tell us the number of shares of common stock you could acquire based on the average share trading price during the year ended August 31, 2019 as compared to the assumed proceeds from exercise of the warrants.”

Response:

The weighted average shares outstanding on a fully diluted share excluded all options and warrants since the Company’s average share trading price during the year ended August 31, 2019 was less than the exercise price of all options and warrants. In addition, the Diluted Loss per Common share should not have been adjusted for the change in fair value of the Company’s derivatives, in accordance with ASC 260-10.

888 Prospect Street #210	29 Fitzwilliam Street Upper
La Jolla, CA 92037 USA	Dublin 2, Ireland

The net loss and diluted loss have been corrected below, with changes to balance in RED.

Net loss	(2,172,176)	(2,343,491)

Basic Loss per Common Share	$(1.00)	$(1.83)
Diluted Loss per Common Share	$(1.00)	$(1.83)

Basic and diluted Weighted Average Common Shares Outstanding	2,172,465	1,277,527

The Company plans to provide a reconciliation of the numerator and the denominator of the basic and diluted loss per-share computation, if different – under ASC 260-10, including a reconciliation table when there is an adjustment required of the Company’s net loss, in the notes to financial statements in future filings.

Consideration of Restatement

Based on the Company’s analysis of ASC 250 – Accounting Changes and Error Corrections, Staff Accounting Bulletin 99 – Materiality, the Company determined that this error was immaterial to the previously issued consolidated financial statements, and therefore no further restatement is necessary.

Please let me know if you have any further questions.

Sincerely,

Artelo Biosciences, Inc.

/s/ Gregory D. Gorgas

Gregory D. Gorgas

President and Chief Executive Officer

888 Prospect Street #210	29 Fitzwilliam Street Upper
La Jolla, CA 92037 USA	Dublin 2, Ireland